UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

scPharmaceuticals Inc.

(Name of Subject Company (Issuer))

Seacoast Merger Sub, Inc.

(Offeror) an indirect wholly owned subsidiary of

MannKind Corporation

(Parent of Offeror)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

810648105

(CUSIP Number of Class of Securities)

Michael E. Castagna

Chief Executive Officer

MannKind Corporation

1 Casper Street

Danbury, Connecticut 06810

(818) 661-5000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Barbara Borden

Rowook Park

Cooley LLP

10265 Science Center Drive

San Diego, California 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communications filed under cover of this Tender Offer Statement on Schedule TO are being filed by MannKind Corporation, a Delaware corporation (“Parent”) and Seacoast Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”), pursuant to General Instruction D to Schedule TO related to a planned tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.0001 per share, of scPharmaceuticals Inc., a Delaware corporation (“scPharmaceuticals”). The planned tender offer will be made pursuant to an Agreement and Plan of Merger, dated as of August 24, 2025 (the “Merger Agreement”), by and among scPharmaceuticals, Parent and Purchaser.

Additional Information about the Transaction and Where to Find It

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of scPharmaceuticals or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the U.S. Securities and Exchange Commission (“SEC”) by Parent and Purchaser, and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by scPharmaceuticals. The offer to purchase shares of scPharmaceuticals common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR COMMON STOCK, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by scPharmaceuticals under the “Investor Relations” section of scPharmaceuticals’ website at www.scPharmaceuticals.com.

Forward-Looking Statements

This communication contains forward-looking statements. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will”, “goal” and similar expressions. These forward-looking statements include, without limitation, statements related to the anticipated consummation of the acquisition of scPharmaceuticals, the expected timing thereof and the expected benefits therefrom, including expanding Parent’s reach and drug device combination capabilities while accelerating growth, strengthening its focus on cardiometabolic and orphan lung diseases and positioning it to help even more patients with serious unmet medical needs; plans to integrate scPharmaceuticals’ team; plans to form a cardiometabolic business; Parent being on track to reach nearly 600 team members by the end of 2025; the percentage of patients with CHF and CKD also living with diabetes creating a unique opportunity to unlock additional growth for FUROSCIX® while enhancing the reach and impact of Parent’s existing commercial portfolio; plans to form a synergistic team that is uniquely positioned to broaden meaningful impact in cardiometabolic health; tremendous opportunity in bringing Parent’s and scPharmaceuticals’ teams together; the deal being a strong strategic fit for Parent and scPharmaceuticals; integration plans; Parent and scPharmaceuticals being poised to accelerate their shared vision of improving outcomes in cardiometabolic health in through innovative, patient-centric therapies; and other statements that are not historical facts. These forward-looking statements are based on Parent’s and scPharmaceuticals’ current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Parent’s ability to complete the transaction on the proposed terms and schedule, or at all; whether the various conditions to the consummation of the transaction under the merger agreement will be satisfied or waived; whether stockholders of scPharmaceuticals tender sufficient shares in the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; risks related to Parent’s ability to meet the conditions to draw down the funding from the Blackstone credit facility to fund the transaction; the outcome of legal proceedings that may be instituted against Parent, scPharmaceuticals and/or others relating to the transaction and the risk that such legal proceedings may result in significant costs of defense, indemnification and liability; the failure (or delay) to receive the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the risk that Parent will not be able to retain the employees of scPharmaceuticals following the closing of the transaction given the at-will nature of their employment; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks associated with developing product candidates; risks and uncertainties related to unforeseen delays that may impact the timing of clinical trials and reporting data; risks related to future opportunities and plans for scPharmaceuticals and its products and product candidates, including uncertainty of the expected financial performance of scPharmaceuticals and its products and product candidates and the possibility that the milestone payments related to the contingent value right will never be achieved and that no milestone payment may be made; the possibility that if scPharmaceuticals does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of Parent’s shares could decline; as well as other risks related to Parent’s and scPharmaceuticals’ businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Parent’s and scPharmaceuticals’ respective SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2024 and subsequent quarterly and current reports filed with the SEC. Parent and scPharmaceuticals undertake no duty or obligation to update any forward-looking statements contained in this communication as a result of new information, future events or changes in their expectations, except as required by law.

Item 12. Exhibits

Exhibit No.	Description

(a)(5)(C)	Email to Parent employees, dated August 25, 2025, from Parent’s Chief Executive Officer

(a)(5)(D)	Email to scPharmaceuticals employees, dated August 25, 2025, from Parent’s Chief Executive Officer

(a)(5)(E)	LinkedIn Announcement posted by Parent on August 25, 2025